K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 16, 2014

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares E Fund China Commercial Paper ETF

(File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On June 23, 2014, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 51 to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) with respect to the KraneShares E Fund China Commercial Paper ETF (the “Fund”) (accession number 0001144204-14-039016), a series of the Trust.

Via a teleconference on August 11, 2014, you provided comments on the Registration Statement. Following below is a summary of those comments and the Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement. The changes to the Fund’s prospectus and statement of additional information, as described below, are filed concurrent herewith.

PROSPECTUS

GENERALLY

1. Consider revising the Fund’s name to reflect the name of the Underlying Index.

RESPONSE: The Registrant believes that the Fund’s name accurately reflects the Fund’s investment strategies. As such, the Registrant respectfully declines the Staff’s comment.

2. Please confirm, supplementally, that nothing contained in the Registration Statement is inconsistent with the exemptive relief provided by the SEC Staff that will be relied upon by the Registrant in offering the Fund.

RESPONSE: The Registrant confirms that the Registration Statement is not inconsistent with the exemptive relief granted by the SEC in Investment Company Act Release Nos. 30425 (March 12, 2013) (notice) and 30452 (April 8, 2013) (order).

FUND SUMMARY

Principal Investment Strategies

3. Please add disclosure regarding the Fund’s correlation target in tracking the performance, before fees and expenses, of the Underlying Index or explain why the Fund does not have a correlation target.

RESPONSE: The “Additional Information About the Fund” section states that the Fund seeks to achieve a tracking error of less than five percent. Accordingly, the Registrant believes that the current disclosure adequately addresses the Staff’s comment.

Principal Risks

4. Consider adding a separate section to discuss the risks of investing in commercial paper.

RESPONSE: The Registrant believes that the current disclosure adequately addresses the principal risks of investing in the Fund.

ADDITIONAL INFORMATION

5. The “Underlying Index” section provides the Underlying Index’s “base value.” Explain the meaning of this term in the disclosure.

RESPONSE: The Registrant has added disclosure consistent with the Staff’s comment.

6. The “Underlying Index” section states, in part, that: “[a]dditional information about the Underlying Index is available on the Index Provider’s website.” Consider providing the URL of the Index Provider’s website.

RESPONSE: The Registrant has added disclosure consistent with the Staff’s comment.

7. The “Principal Risks of Investing in the Fund” section discusses the tax risks faced by the Fund. Confirm that any taxes expected to be paid by the Fund are included in the Fund’s “Annual Fund Operating Expenses” table or, explain, supplementally, why they are not reflected in the table.

RESPONSE: The Registrant confirms that the “Annual Fund Operating Expenses” table reflects the taxes that the Fund currently expects to pay. Registrant notes, however, that, as disclosed, the Fund does not currently withhold WHT in light of the uncertainty surrounding such taxes. Accordingly, the Fund’s potential WHT liability is not reflected in the expense total, and the related disclosures regarding WHT have been revised to clarify this fact.

STATEMENT OF ADDITIONAL INFORMATION

GENERALLY

8. Please confirm that all of the Fund’s principal strategies and risks are disclosed in the prospectus.

RESPONSE: The Registrant confirms that the Fund’s principal strategies and risks are disclosed in the prospectus.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc: Jonathan Krane

   Krane Fund Advisors, LLC

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